W.P. STEWART & CO. GROWTH FUND, INC.
c/o W.P. STEWART & CO., INC.
527 MADISON AVENUE
NEW YORK, NEW YORK 10022

March 7, 2008

Re:	W.P. Stewart & Co. Growth Fund, Inc. Registered Management Investment Company Investment Company Blanket Bond

File Nos.	Securities Act File No. 33-71142 Investment Company Act File No. 811-8128

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1)(A) under the Investment Company Act of 1940, please find enclosed herewith for filing with the Commission copies of the following documents for the period February 25, 2007 to June 15, 2008:

(i)	Investment company blanket bond covering W.P. Stewart & Co. Growth Fund, Inc. in the amount of $750,000.00, including a binder extending the policy period from February 25, 2008 to June 15, 2008;

(ii)	Copies of Riders to the joint insured fidelity bond; and

(iii)
Form of resolution of a majority of the Directors who are not “interested” persons of the registered management investment company approving the amount, type, extension of time, form and coverage of the investment company blanket bond.

A premium in the amount of $3,000 has been paid for the period February 25, 2007 to June 15, 2008.

Please contact the undersigned at 212-750-8585 if you have any questions regarding this filing.

Very truly yours,

/s/ Seth L. Pearlstein
Seth L. Pearlstein Secretary

Enclosures

cc w/enc:  S. Baker